CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Three and nine months ended  September 30, 2015 and 2014

_______________________

ASANKO GOLD INC.

Condensed Interim Consolidated Statements of Financial Position (Unaudited)

Expressed in United States Dollars

	September 30, 2015	December 31, 2014
Assets

Current assets:
Cash and cash equivalents	$159,265,183	$228,679,552
Receivables	13,877	150,211
Prepaid expenses and deposits	3,057,127	227,645
	162,336,187	229,057,408

Non-current assets:
Property, plant and equipment (note 4)	226,996,786	65,862,616
Reclamation deposit (note 5)	1,695,664	-
Mineral interests and development assets (note 6)	212,026,244	183,244,562
Deferred debt financing costs (note 8)	300,000	2,936,146
Investment in associate	-	1,000
	441,018,694	252,044,324

Total assets	$603,354,881	$481,101,732

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$33,658,133	$15,353,474
Foreign currency forward contract liability (note 18(d)(i))	58,565	-
Current portion of long term debt (note 8)	8,636,151	-
	42,352,849	15,353,474

Non-current liabilities:
Long term debt (note 8 and note 18(d)(ii))	118,713,582	57,447,225
Asset retirement provision (note 9)	17,758,192	12,638,318
Deferred income tax liability	12,184,259	12,083,658
	148,656,033	82,169,201

Total liabilities	191,008,882	97,522,675

Shareholders’ Equity

Share capital (note 10)	540,132,896	505,468,841
Equity reserves (note 11)	45,655,519	43,032,396
Accumulated deficit	(173,442,416)	(164,922,180)
Total shareholders’ equity	412,345,999	383,579,057

Total liabilities and shareholders’ equity	$603,354,881	$481,101,732

Acquisition (note 3)

Commitments and obligations (note 14)

Contingencies (note 5 and note 15)

Approved by the Board of Directors on November 10, 2015:
“Peter Breese”	“Marcel de Groot”
Director	Director

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)

Expressed in United States Dollars

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Administration expenses:
Consulting fees, wages and benefits	$529,139	$623,789	$1,305,704	$2,249,683
Depreciation	10,961	13,915	48,190	57,378
Office, rent and administration (note 13)	272,580	264,353	921,523	1,317,072
Professional fees	141,762	277,844	573,728	732,044
Regulatory fees, transfer agent and
shareholder information	41,231	81,205	180,670	316,867
Share-based payments (note 11(a))	223,802	553,050	1,463,045	2,201,245
Travel, promotion and investor relations	155,991	175,187	649,633	654,132
	1,375,466	1,989,343	5,142,493	7,528,421

Exploration and evaluation expenditures (note 7)	463,592	113,469	1,566,703	245,567

Other expenses (income):
Accretion expense (note 9)	101,486	73,405	256,715	246,160
Bank charges and interest	19,135	45,482	72,612	80,049
Business development	76,883	(15,770)	251,413	4,482,273
Change in embedded derivative liability (notes 8 and 18(d)(ii))	348,147	13,179	21,629	13,179
Change in fair value of foreign currency forward contracts	115,961	-	58,565	-
Change in foreign currency warrant liability	-	(178,627)	-	(236,684)
Foreign exchange (gain)/loss (note 18(e))	1,084,480	578,244	1,758,259	(1,584,845)
Interest and other income	(251,764)	(286,609)	(709,754)	(1,018,942)
Restructuring costs (note 12)	-	19,626	-	2,998,456
Settlement of dispute (note 15)	-	6,977,773	-	6,977,773
Write-off of investment in associate	1,000	-	1,000	-

	1,495,328	7,226,703	1,710,439	11,957,419

Loss before taxes	3,334,386	9,329,515	8,419,635	19,731,407

Deferred income tax expense (recovery)	(28,395)	-	100,601	-
Loss and comprehensive
loss for the period	$3,305,991	$9,329,515	$8,520,236	$19,731,407

Loss per share
Basic and diluted	$0.02	$0.05	$0.04	$0.12

Weighted average number of shares outstanding	196,941,509	173,489,616	193,468,794	161,160,404

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)

Expressed in United States Dollars

	Number of shares	Share capital	Equity reserves	Accumulated deficit	Total equity

Balance as at December 31, 2013	85,054,338	$334,423,542	$36,461,969	$(142,280,546)	$228,604,965
Issuance of common shares for:
Acquisition of PMI (note 3)	87,149,919	166,546,246	2,342,086	-	168,888,332
Settlement of dispute (note 15)	1,000,000	2,347,151	-	-	2,347,151
Exercise of share-based options (note 10(b))	871,350	2,151,902	(401,004)	-	1,750,898
Share-based payments (note 11(a))	-	-	4,127,069	-	4,127,069
Loss and comprehensive loss for the period	-	-	-	(19,731,407)	(19,731,407)
Balance September 30, 2014	174,075,607	$505,468,841	$42,530,120	$(162,011,953)	$385,987,008

Balance as at December 31, 2014	174,075,607	$505,468,841	$43,032,396	$(164,922,180)	$383,579,057
Issuance of common shares for:
Bought deal financing (note 10(b))	22,770,000	34,283,788	-	-	34,283,788
Exercise of share-based options (note 10(b))	150,000	380,267	(134,134)	-	246,133
Share-based payments (note 11(a))	-	-	2,757,257	-	2,757,257
Loss and comprehensive loss for the period	-	-	-	(8,520,236)	(8,520,236)
Balance as at September 30, 2015	196,995,607	$540,132,896	$45,655,519	$(173,442,416)	$412,345,999

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)

Expressed in United States Dollars

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Cash provided by (used in):
Operating activities:
Loss for the period	$(3,305,991)	$(9,329,515)	$(8,520,236)	$(19,731,407)
Items not involving cash:
Accretion expense	101,486	73,405	256,715	246,160
Change in embedded derivative liability	348,147	13,179	21,629	13,179
Change in fair value of foreign currency forward contracts	115,961	-	58,565	-
Change in foreign currency warrant liability	-	(178,627)	-	(236,684)
Deferred income tax expense	(28,395)	-	100,601	-
Depreciation	10,961	13,915	48,190	57,378
Interest and other income	(251,764)	(263,375)	(709,754)	(995,708)
Settlement of dispute	-	5,617,297	-	5,617,297
Share-based payments	223,802	553,050	1,463,045	2,201,245
Share-based payments included in
exploration and evaluation expenditures	36,401	-	218,918	-
Unrealized foreign exchange loss (gain)	1,773,747	(240,029)	2,904,111	(515,972)
Write-off of investment in associate	1,000	-	1,000	-
Write-off of property and equipment (note 12)	-	-	-	205,695
Changes in non-cash working capital:
Accounts payable and accrued liabilities	(1,477,910)	3,178,685	(224,880)	(5,078,522)
Prepaid expenses and deposits	550,572	(738,948)	(2,829,482)	(818,730)
Receivables	2,217	(349,285)	66,174	(256,104)
	(1,899,766)	(1,650,248)	(7,145,404)	(19,292,173)

Investing activities:
Cash acquired on acquisition of PMI	-	-	-	82,351,619
Restricted cash (note 3)	-	-	-	1,174,090
Mineral interests and development assets	(11,846,653)	(14,353,538)	(22,843,228)	(22,103,276)
Purchase of property, plant and equipment	(54,806,811)	(6,082,267)	(136,078,770)	(9,174,382)
Reclamation bond	-	-	(1,695,664)	-
Interest received	251,765	386,605	777,844	1,098,965
	(66,401,699)	(20,049,200)	(159,839,818)	53,347,016

Financing activities:
Shares issued for cash, net of share
issuance costs	246,133	1,431,760	34,529,921	1,524,475
Long term debt proceeds, net of draw down fees	-	19,100,000	68,950,000	19,100,000
Deferred debt financing costs	(661,864)	(1,257,861)	(2,449,669)	(1,630,087)
	(415,731)	19,273,899	101,030,252	18,994,388

Impact of foreign exchange on cash and cash
equivalents	(1,572,132)	(376,789)	(3,459,399)	(88,073)
Increase (decrease) in cash and cash equivalents for the period	(70,289,328)	(2,802,347)	(69,414,369)	53,137,304
Cash and cash equivalents, beginning of period	229,554,511	(230,541,089)	228,679,552	174,601,438
Cash and cash equivalents, end of period	$159,265,183	$227,738,742	$159,265,183	$227,738,742

Supplemental cash flow information (note 16)

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2015 and 2014

Expressed in United States Dollars

1.

Nature of operations

Asanko Gold Inc. (“Asanko” or the “Company”), changed its name from Keegan Resources Inc. on March 1, 2013. The Company was incorporated on September 23, 1999 under the laws of British Columbia, Canada.  The Company is in the exploration and development stage and is focused on advancing its principal project, the Asanko Gold Mine (“the Project”), to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

On February 6, 2014, the Company completed the acquisition of 100% of the issued and outstanding shares of PMI Gold Corporation (“PMI”) (note 3). PMI is a resource exploration and development company which, through its subsidiaries, holds exploration and mining leases in the Ashanti and Asankrangwa Gold Belts of Ghana, Africa. PMI’s principal project is a gold development project known as the Obotan Gold Project which has been combined with Asanko’s principal project known as the Esaase Gold Project, to form the Asanko Gold Mine (“AGM” or  “the Project”).

The head office, principal address and registered and records office of the Company are located at 1066 West Hastings Street, Suite 680, Vancouver, British Columbia, V6E 3X2, Canada.

2.

Basis of presentation

 (a)

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2014. The condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014.

These condensed interim consolidated financial statements were authorized for issue and approved by the Board of Directors on November 12, 2015.

 (b)

Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis, with the exception of asset retirement provisions (note 9), forward currency contracts (note 18(d)(i)) and interest rate floor derivative liability (note 18(d)(ii)) which are measured at fair value.

All amounts are expressed in US dollars, unless otherwise stated, and the US dollar is the Company’s functional currency. References to C$ are to Canadian dollars.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2015 and 2014

Expressed in United States Dollars

2.

Basis of presentation (continued)

(b)

Basis of presentation and consolidation (continued)

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. All significant intercompany amounts and transactions have been eliminated on consolidation.

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership
Keegan Resources (Ghana) Limited (“Asanko Ghana”)	Ghana	90%
Asanko Gold South Africa (PTY) Ltd.	South Africa	100%
Asanko International (Barbados) Inc.	Barbados	100%
Asanko Gold (Barbados) Inc.	Barbados	100%
Adansi Gold Company (GH) Limited (“Adansi Ghana”)	Ghana	100%
PMI Gold Corporation (“PMI”)	Canada	100%

(c)

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The condensed interim consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment within the framework of the significant accounting policies summarized in note 3 of the audited consolidated financial statements for the year ended December 31, 2014.

(d)

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2015 and 2014

Expressed in United States Dollars

3.

Acquisition of PMI

On December 17, 2013, the Company and PMI entered into a definitive agreement whereby Asanko agreed to acquire all of the common shares of PMI (“Plan of Arrangement”). On February 6, 2014, Asanko completed the acquisition of PMI pursuant to the terms of the Plan of Arrangement. Under the terms of the Plan of Arrangement, former PMI shareholders received 0.21 of an Asanko common share for each PMI share held. The Company issued 87,149,919 of its common shares to acquire 100% of the issued and outstanding shares of PMI.

With the acquisition of PMI, the Company acquired interest in certain mineral resource concessions described in note 6 as the Obotan Gold Project (note 6 (a)), Kubi (note 6 (b)), and the Diaso concessions (note 6 (b)).

The allocation of the purchase price is as follows:

Purchase price:

87,149,919 common shares of Asanko at C$2.12 per share	$166,743,940
3,237,491 replacement options	2,318,492
126,000 replacement warrants	23,594
Total consideration	$169,086,026

Net assets acquired: Cash and cash equivalents	$82,351,619
Restricted cash	1,098,514
Receivables	132,090
Prepaid expenses	235,286
Property and equipment	9,153,642
Mineral interests and development assets	97,934,748
Accounts payable and accrued liabilities	(5,937,445)
Asset retirement provision	(1,447,277)
Deferred income tax liability	(14,435,151)
Net assets acquired	$169,086,026

The fair value of the Company’s common shares, replacement options, replacement warrants and equity settled performance rights issued for the acquisition of PMI was determined using the closing market price of the Company’s shares at February 5, 2014 of C$2.12 and a foreign exchange rate of 1 CAD = 0.9025 USD at the same date. The fair value of the replacement options and replacement warrants was calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

	Replacement warrants	Replacement options
Risk free interest rate	1.01%	1.21%
Expected dividend yield	0%	0%
Share price volatility	64.5%	77.41%
Share price at the date of valuation (PMI closing share price at Feb 5, 2014)	C$0.45	C$0.45
Expected life	1.64 year	2.80 years

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2015 and 2014

Expressed in United States Dollars

3.

Acquisition of PMI (continued)

The Company commenced consolidating PMI’s financial position and results of operations effective February 6, 2014.

The Company recognized $472,393 interest income and $8,259,862 net loss related to PMI for the period from February 6, 2014 to September 30, 2014.  Had PMI been consolidated from January 1, 2014, the nine months ended September 30, 2014 consolidated statement of  comprehensive loss would include additional interest revenue of  $96,261 and an additional net loss of $(978,838).

4.    Property, plant and equipment

	Administration	Asanko Gold Mine				Totals
	Office and equipment	Work in progress *	Buildings	Equipment	Motor vehicles
Cost	$	$	$	$	$	$
As at December 31, 2013	528,237	1,138,621	765,115	475,403	1,063,822	3,971,198
Additions	101,277	53,349,648	804,438	15,748	839,333	55,110,444
Acquired on acquisition of PMI	245,571	8,359,358	-	163,807	384,906	9,153,642
Dispositions	(214,753)	-	-	-	-	(214,753)
As at December 31, 2014	660,332	62,847,627	1,596,553	654,958	2,288,061	68,020,531
Additions	169,834	161,178,469	-	50,733	270,545	161,669,581
Dispositions	-	-	-	-	(122,828)	(122,828)
As at September 30, 2015	830,166	224,026,096	1,569,553	705,691	2,435,778	229,567,284
Accumulated depreciation
As at December 31, 2013	(384,993)	-	(174,718)	(272,125)	(694,053)	(1,525,889)
Depreciation	(153,930)	-	(76,511)	(124,327)	(286,316)	(641,084)
Dispositions	9,058	-	-	-	-	9,058
As at December 31, 2014	(529,865)	-	(251,229)	(396,452)	(980,369)	(2,157,915)
Depreciation	(48,190)	-	(97,531)	(81,866)	(307,824)	(535,411)
Dispositions	-	-	-	-	122,828	122,828
As at September 30, 2015	(578,055)	-	(348,760)	(478,318)	(1,165,365)	(2,570,498)
Net book value
As at December 31, 2014	130,467	62,847,627	1,318,324	258,507	1,307,691	65,862,616
As at September 30, 2015	252,111	224,026,096	1,220,793	227,373	1,270,413	226,996,786

*Work in progress at September 30, 2015 includes capitalized borrowing costs of $8.1 million (note 8).

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2015 and 2014

Expressed in United States Dollars

5.    Reclamation deposit

  The Company is required to provide security to the Environmental Protection Agency of Ghana (“EPA”),  as security for the performance by the Company of its reclamation obligations in respect of the Abriem, Abore and Adubea mining leases.  The initial security totals $8.5 million and is made up of a Reclamation Deposit in the amount of $1.7 million and a bank guarantee of $6.8 million.

During the nine months ended September 30, 2015 the Company deposited the Reclamation Deposit in a Ghanaian Bank in the joint names of the Company and the EPA. The Reclamation Deposit matures annually, but the Company is required to reinstate the deposit until receiving the final completion certificate by the EPA. The Company is expected to be released from this requirement 45 days following the third anniversary of the date the Company receives a final completion certificate.

6.

Mineral interests and development assets

(a)

Asanko Gold Mine Project

The Company’s principal mineral project is the Asanko Gold Mine Project, which consists of two neighboring gold projects the Obotan Gold Project (note 3) and the Esaase Gold Project, both located in the Republic of Ghana (“Ghana”), West Africa.

Adansi Ghana owns 100% of the Obotan Gold Project which is located in the Amansie District of the Ashanti Region of Ghana, approximately 250 km northwest of the capital Accra. The Obotan Gold Project consists of the Abore, Abirem and Adubea concessions, all of which have been granted mining leases and cover an area of approximately 88.98 km2. These concessions contain five deposits: Nkran, Abore, Adubiaso Asuadai and Dynamite Hill. The Adubea concession is subject to a net smelter return royalty (“NSR”) of 0.5% payable to a third party. During 2014, the Company settled a dispute with Goknet Mining Company Limited (“Goknet”) and thereby eliminated Goknet’s claim of a 2% NSR over these three concessions.

Asanko Ghana owns a 100% interest in the Esaase Gold Project. Like Obotan, Esaase is located in the Amansie West District of Ghana. The property consists of several mining concessions of which the three largest are the Esaase Concession, Jeni River Concession and Sky Gold Concession (“SGM”).  The Esaase Concession covers an area of approximately 42.32 km2.

The Esaase and Jeni River concessions are subject to a 0.5% royalty payable to the Bonte Liquidation Committee and the SGM concession is subject to a 2% NSR payable to Sky Gold Mines Limited.

Asanko Ghana owns a 100% interest in the Asuowin Concession situated contiguous to and directly south of the Esaase Gold property and a 100% interest in the Dawohodo prospecting concession adjacent to the Esaase Gold property.

Free carried interest to the Ghanaian government

The Government of Ghana retains the right to a 10% free carried interest in the Project under Section 8 of the Ghanaian Mining Act. This entitles the Ghanaian government to 10% of declared dividends from the net profit of the Company’s respective subsidiaries at the end of a financial year.

The Company’s concessions are also subject to a 5.0% royalty on gold production payable to the Government of Ghana.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2015 and 2014

Expressed in United States Dollars

6.

Mineral interests and development assets (continued)

(b)

Exploration projects

Asanko Ghana owns a 100% interest in the Asumura Reconnaissance Concession (“Asumura property”) located in Ghana. The Asumura property is subject to a 3.5% NSR royalty payable to GTE Ventures Limited. (“GTE”), 50% of which may be purchased for $2,000,000 and the remaining 50% which may be purchased for an additional $4,000,000.

Adansi Ghana holds a 100% interest in the Datano, Kaniago, New Obuasi, Gyagyastreso, and Afiefiso concessions located within the Asankrangwa Gold Belt.

During February 2015, Asanko Ghana completed the acquisition of various concessions from Midlands Mineral Corporation for cash consideration of $250,000. The Midland concessions are contiguous to the Company’s other mineral tenements.

Any of the exploration properties that are converted to a Mining License, in accordance with Ghanaian law, it will become subject to a 5% gross revenue royalty and a 10% free carried interest to the Ghanaian government.

Pursuant to the Goknet settlement the Company transferred Adansi Ghana’s Diaso concessions (Nkronua Atifi, Diaso, Amuabaka,      Juabo, Manhia and Agyaka Manso) and the shares of Kubi Ghana, which holds a 100% interest in the Kubi mining leases to Goknet (note 15).

(c)

Mineral interests and development costs

	Asanko Gold Mine	Other	Total

Mineral interest
Balance, December 31, 2014	$ 98,560,248	$ 326,182	$ 98,886,430
Acquisitions for the period	-	250,000	250,000
Balance, September 30, 2015	98,560,248	576,182	99,136,430

Development assets
Balance, December 31, 2014	84,358,132	-	84,358,132
Asset retirement costs	4,863,159	-	4,863,159
Community affairs and environment	155,369	-	155,369
Development support costs	2,655,615	-	2,655,615
Permitting	18,167	-	18,167
Phase 2 feasibility study	1,141,893	-	1,141,893
Share-based payments	1,075,294	-	1,075,294
VAT receivable allowance	18,622,185	-	18,622,185
Additions for the period	28,531,682	-	28,531,682
Balance, September 30, 2015	112,889,814	-	112,889,814
Total mineral interest and development assets, September 30, 2015	$ 211,450,062	$ 576,182	$ 212,026,244

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2015 and 2014

Expressed in United States Dollars

6.

Mineral interests and development assets (continued)

(c)

 Mineral interests and development costs (continued)

Prior to the commencement of construction of the Asanko Gold Mine, development costs were charge to Deferred development Assets. Now that construction is underway most of the development costs are included in Property, Plant and Equipment as Work in Progress.

	Asanko Gold Mine	Kubi	Other	Total

Mineral interest
Balance, December 31, 2013	$ 4,695,444	$ -	$ 170,043	$ 4,865,487
Fair value on acquisition of PMI	93,471,540	3,963,208	500,000	97,934,748
Acquisitions for the period	393,264	-	1,250	394,514
Dispositions for the period	-	(3,963,208)	(345,111)	(4,308,319)
Balance, December 31, 2014	98,560,248	-	326,182	98,886,430

Development assets
Balance, December 31, 2013	56,097,384	-	-	56,097,384
Asset retirement costs	2,953,356	29,291	-	2,982,647
Camp operations	2,484,765	-	-	2,484,765
Development support costs	3,259,184	-	-	3,259,184
Development drilling and assays	2,087,042	-	-	2,087,042
EPCM (early works)	9,373,479	-	-	9,373,479
Feasibly studies and engineering	475,554	-	-	475,554
Permitting	769,283	-	-	769,283
Share-based payments	2,095,273	-	-	2,095,273
Community affairs and environment	2,652,186	-	-	2,652,186
VAT receivable allowance	2,110,626	-	-	2,110,626
Additions for the year	28,260,748	29,291	-	28,290,039
Dispositions for the year	-	(29,291)	-	(29,291)
Balance, December 31, 2014	84,358,132	-	-	84,358,132
Total mineral interest and development assets, December 31, 2014	$ 182,918,380	$ -	$ 326,182	$ 183,244,562

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2015 and 2014

Expressed in United States Dollars

7.

Exploration and evaluation expenditures

Exploration and evaluation expenditures are comprised of expenditures incurred on mineral interests in areas where the technical  feasibility and economic recoverability has not yet been established.

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Exploration support and prospectivity mapping costs	$ 427,191	$ 113,469	$ 1,347,785	$ 245,567
Share-based compensation	36,401	-	218,918	-
	$ 463,592	$ 113,469	$ 1,566,703	$ 245,567

8.

Long term debt

On October 24, 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I ("Red Kite"). An amended DSFA was entered into on July 16, 2014 with terms substantially similar to the original DSFA. The debt provided under the amended DSFA will be utilized for developing Phase 1 of the Asanko Gold Mine Project instead of the Esaase Project as previously envisaged.

The DSFA provides for two term loan facilities: a $130 million term loan facility (the "Project Facility") and a $20 million cost overrun facility (the "Overrun Facility"). Performance under the amended agreement is fully secured by the assets of the Company’s subsidiary PMI which includes the assets of Adansi Ghana, certain Asanko bank accounts and is guaranteed by the Company until Project completion.

The first tranche of the loan for gross proceeds of $20.0 million and net cash proceeds of $19.7 million was drawn on July 18, 2014, the second tranche of the loan for gross proceeds of $40.0 million and net cash proceeds of $39.4 million was drawn on December 23, 2014, and the third and final tranche of the loan was drawn on June 1, 2015 for gross proceeds of $70.0 million and net cash proceeds of $69.0 million.

The Project Facility is to be repaid by the end of the first quarter of 2020 with the first repayment date on July 1, 2016. Interest is              calculated on a quarterly basis at a rate of LIBOR +6% and payable in advance on the first date of each quarter. There is a  1% minimum LIBOR rate which creates an interest rate floor. Interest and a gross up for withholding tax on the interest are accrued on a quarterly basis before the first repayment date and added to the loan principal amount. The loan is carried at amortized costs on the statement of financial position.

As at September 30, 2015 the Company had incurred a total of $11.9 million in deferred debt financing costs (December 31, 2014 - $5.5 million), of which $0.3 million in respect to the Overrun Facility commitment fees.

Deferred debt financing costs were initially deferred and subsequently reclassified as part of the loan on a pro-rata basis of the loan amount drawn and are being amortized over the life of the DSFA using the effective interest rate method.

During the nine months ended September 30, 2015, $7.3 million (three months ended September 30, 2015 - $3.3 million) of loan accretion and accrued interest was capitalized to property, plant and equipment at an effective interest rate of approximately 11.31% .

An embedded derivative liability has been recognized for the loan in relation to the interest rate floor. The fair value of the embedded derivatives on draw down was estimated to be $1.3 million (note 18 (d)(ii)). The embedded derivative liability was revalued at September 30, 2015 with the change in fair value recognized in the statement of operations.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2015 and 2014

Expressed in United States Dollars

8.

Long term debt (continued)

Long term loan liability	September 30, 2015	December 31, 2014

Gross proceeds	$ 130,000,000	$ 60,000,000
Accrued interest	5,542,781	670,088
	135,542,781	60,670,088
Deferred financing costs, net of amortization, and fair value of embedded derivative liability at date of drawdowns	(9,567,444)	(3,999,911)
	125,975,337	56,670,177
Fair value of embedded derivative liability	1,374,396	777,048
Long term loan liability	$ 127,349,733	$ 57,447,225

Current portion of long term debt	8,636,151	-
Non-current portion of long term debt	$ 118,713,582	$ 57,447,225

The first payment of principal and interest in the amount of $8.6 million is due on July 1, 2016.

  In addition to the DSFA the Company entered into an Offtake Agreement with Red Kite with the following details:

•

Sale of 100% of the future gold production from Phase 1 to a maximum of 2.22 million ounces to Red Kite;

•

Red Kite to pay for 100% of the value of the gold ten business days after shipment;

•

A provisional payment of 90% of the estimated value will be made one business day after delivery;

•

The gold sale price will be a spot price selected during a nine day quotational period following shipment;

•

Should the Company wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the Project and Overrun Facility as well as the amount of gold delivered under the Offtake Agreement at the time of termination.

9.

Asset retirement provision

The asset retirement provision relates to current and historical disturbances on the mineral concessions within the area of interest of the Asanko Gold Mine. During the nine months ended September 30, 2015, the Company recognized an additional $4.9 million (uninflated and undiscounted) related to the disturbances resulting from the mine construction activities.

The following is a continuity of the asset retirement provision at Asanko Gold Mine:

	September 30, 2015	December 31, 2014

Opening balance	$ 12,638,318	$ 9,385,102
Additions, net	4,863,159	2,953,356
Accretion	256,715	299,860
Closing balance	$ 17,758,192	$ 12,638,318

The present value of this obligation has been recorded as a non-current provision.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2015 and 2014

Expressed in United States Dollars

10.

Share capital

(a)

Authorized

Unlimited common shares without par value; and

Unlimited preferred shares without par value

(b)

Issued and outstanding common shares

	Number of Shares	Amount
Balance, December 31, 2013	85,054,338	$ 334,423,542
Issued pursuant to the acquisition of PMI (note 3)	87,149,919	166,743,940
Issued pursuant to settlement agreement (note 15)	1,000,000	2,375,880
Share issuance costs	-	(226,423)
Issued pursuant to exercise of share-based options (note 11(a)):
- at C$ 1.12	12,500	12,792
- at C$ 1.43	5,250	7,002
- at C$ 1.96	164,850	303,124
- at C$ 2.12	112,500	224,166
- at C$ 2.15	420,000	848,414
- at C$ 2.42	156,250	355,400
Transfer from equity reserves on exercise of share-based options	-	401,004
Balance, December 31, 2014	174,075,607	$ 505,468,841

Issued pursuant to bought deal financing	22,770,000	36,386,961
Share issuance costs	-	(2,103,173)
Issued pursuant to exercise of share-based options (note 11(a)):
- at C$ 2.12	150,000	246,133
Transfer from equity reserves on exercise of share-based options		134,134
Balance, June 30, 2015	196,995,607	$ 540,468,841

Nine months ended September 30, 2015

On February 11, 2015, the Company closed a bought deal financing of  22,770,000 common shares at C$2.02 for gross proceeds $36.4 million or C$46.0 million. The Company incurred share issuance costs of $2.1 million, of which $1.8 million in fees were paid to the underwriters’.

Year ended December 31, 2014

On February 6, 2014, the Company issued 87,149,919 of its common shares at a price of C$2.12 per share to acquire 100% of the issued and outstanding shares of PMI (note 3). The fair value of the shares issued was determined using the closing share price of the Company’s shares on the Toronto Stock Exchange on February 5, 2014 and an exchange rate of 1 CAD = 0.9025 USD at the same date, which were the final closing variables before the transaction completion (note 3). The Company incurred share issuance costs of $197,694 in regulatory fees.

On August 19, 2014, the Company issued 1,000,000 of its common shares at a price of C$2.60 per share, pursuant to a settlement agreement (note 15(c)). The fair value of the shares issued was determined using the closing share price of the Company’s shares on the Toronto Stock Exchange on August 19, 2014 and an exchange rate of 1 CAD = 0.9138 USD at the same date. The Company incurred share issuance costs of $28,729 in regulatory fees.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2015 and 2014

Expressed in United States Dollars

During the year ended December 31, 2014, the Company issued 871,350 common shares for gross proceeds of $1.75 million on exercise of options. In addition, the estimated fair value of these options of $401,004 was reclassified from equity reserves to share capital.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2015 and 2014

Expressed in United States Dollars

11.

Equity reserves

(a)

Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 10% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

Share-based options movement	Number of Options	Weighted average exercise price
Balance, December 31, 2013	6,298,500	C$3.93
Granted	5,801,000	C$2.16
Replacement options granted on the acquisition of PMI	3,237,491	C$4.01
Exercised	(871,350)	C$2.14
Cancelled/Expired	(3,871,350)	C$4.51
Balance, December 31, 2014	10,594,291	C$2.95
Granted	4,771,000	C$2.05
Exercised	(150,000)	C$2.12
Cancelled/Expired	(778,500)	C$4.35
Balance, September 30, 2015	14,436,791	C$2.59

The following table summarizes the share-based options outstanding and exercisable at September 30, 2015:

	Total options outstanding			Total options exercisable
Range of exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price C$	Number	Weighted average contractual life (years)	Weighted average exercise price C$
C$1.00-C$2.00	1,114,141	4.25	1.93	639,141	3.98	1.93
C$2.01-C$3.00	9,838,000	3.70	2.18	7,908,750	3.55	2.20
C$3.01-C$4.00	2,827,900	1.88	3.79	2,827,900	1.88	3.79
C$4.01-C$5.00	630,500	1.42	4.54	630,500	1.42	4.54
C$6.01-C$7.00	26,250	1.69	6.10	26,250	1.69	6.10
	14,436,791	3.28	2.59	12,032,541	3.06	2.69

During the three months ended September 30, 2015, $0.3 million (three months ended September 30, 2014 - $0.6 million) in share-based payments were recorded in the statement of comprehensive loss, which includes $0.04 million included in exploration and evaluation expenses (three months ended September 30, 2014 – $nil). In addition, during the three months ended September 30, 2015,  share-based payments of $0.2  million were included in mineral interests and development costs (three months ended September 30, 2014 –  $0.3 million).

During the nine months ended September 30, 2015, $1.7 million (nine months ended September 30, 2014 - $2.2 million) in share-based payments were recorded in the statement of comprehensive loss, which includes $0.2 million included in exploration and evaluation expenses (nine months ended September 30, 2014 –$nil). In addition, during the nine months ended September 30, 2015,  share-based payments of $1.1 million were included in mineral interests and development costs (nine months ended September 30, 2014 –  $2.2 million).

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2015 and 2014

Expressed in United States Dollars

11.

Equity reserves (continued)

(a)

Share-based options (continued)

The fair value of the share-based options granted during the nine months ended September 30, 2015 and September 30, 2014 used to calculate compensation expense, has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Risk free interest rate	-	1.37%	0.71%	1.38%
Expected dividend yield	-	-	-	-
Share price volatility	-	60.51%	53.26%	60.04%
Forfeiture rate	-	3.47%	3.57%	3.47%
Expected life of options	-	3.20 years	3.11 years	3.20 years

No share-based options were granted during the three months ended September 30, 2015.

(b)

Performance rights

In connection with the acquisition of PMI (note 3), the Company entered into an agreement with  employees of PMI, who held PMI performance rights, to issue an aggregate of 117,158 common shares of the Company upon vesting of the performance rights. In April 2014, the performance rights had not vested and were cancelled due to termination of the employment agreements of the performance rights holders.

(c)

Warrants

The continuity of share purchase warrants for the nine months ended  September 30, 2015 is as follows:

Exercise price	Expiry date	December 31, 2014	Issued	Exercised	Expired	September 30, 2015

C$ 5.00	September 26, 2015	126,000	-	-	126,000	-
		126,000	-	-	126,000	-

During the year ended December 31, 2014, the Company issued 126,000 replacement warrants pursuant to the acquisition of PMI (note 3).

The continuity of share purchase warrants for the year ended December 31, 2014 is as follows:

Exercise price	Expiry date	December 31, 2014	Issued	Exercised	Expired	December 31, 2014

C$ 5.00	September 26, 2015	-	126,000	-	-	126,000
C$ 4.00	November 5, 2014	9,443,500	-	-	(9,443,500)	-
		9,443,500	126,000	-	(9,443,500)	126,000

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2015 and 2014

Expressed in United States Dollars

12.

Restructuring costs

Restructuring charges incurred and/or accrued during the three months ended March 31, 2014 related to the closure of the PMI corporate offices in Canada and Australia as well as employee terminations due to redundancy post the acquisition of PMI. The restructuring was completed during April 2014. No restructuring charges were incurred in the three and nine months ended September 30, 2015, therefore no comparative information is provided in the table below:

Restructuring costs	Three months ended September 30, 2014	Nine months ended September 30, 2014

Employee termination benefits	$ -	$ 2,503,986
Contracts termination costs	19,626	288,775
Write-off of equipment	-	205,695
	$ 19,626	$ 2,998,456

13.

Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount agreed to by the parties. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

(a)

Key management compensation

Transactions with key management personnel were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Salaries and benefits	$ 315,801	$ 314,110	$ 866,716	$ 1,046,344
Share-based payments	104,752	236,153	717,050	1,210,357
	$ 420,553	$ 550,263	$ 1,583,766	$ 2,256,701

Key management personnel consist of directors and officers of the Company.

(b)

Other related parties balances and transactions

Related party transactions (recoveries):

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Universal Mineral Services Ltd. (“UMS”) (i)	$ -	$ 35,781	$ 52,226	$ 131,088

Related party balances receivable (payable):

	September 30, 2015	December 31, 2014

UMS (i)	$ -	$ (8,137)
UMS – prepaid deposit (i)	-	21,550
	$ -	$ 13,413

UMS is a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provided geological, corporate development, administrative and management services to the Company on a cost recovery basis. Effective July 1, 2013, the Company notified UMS that it would no longer require any personnel services but continued to share the cost of UMS’s office tenancy and IT services where required until May 31, 2015.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2015 and 2014

Expressed in United States Dollars

14.

Commitments and contractual obligations

As at September 30, 2015, the Company had contractual obligations totaling $171.6 million, relating to long term debt (December 31, 2014 - $73.7 million). Contractual obligations related to the long term debt are subject to changes in the three-month LIBOR rate. Prepayment terms allow the Company to prepay the long term debt, with no penalty, in whole or in part at any time. At  September 30, 2015 the long term debt had a prepayment value of $136.0 million (December 31, 2014 - $60.7 million).

In addition, the Company has entered into certain construction and engineering contracts relating to the construction of the Asanko Gold Mine Phase 1.

Contractual obligations	Payments due by period
	Total	1 year	2-3 years	4-5 years

Long term debt, including future interest charges	$ 171,564,682	$ 8,636,151	$ 87,893,432	$ 75,035,099

Open purchase orders and other obligations	79,955,872	79,955,872	-	-

	$ 251,520,554	$ 88,592,023	$ 87,893,432	$ 75,035,099

15.

Contingencies

Except as set forth below, there are no material legal proceedings to which the Company is a party or, to the best of the Company's knowledge, to which any of the Company's property is or was subject.

Goknet Arbitration

On August 15, 2014, the Company entered into a settlement agreement with Goknet to eliminate Goknets’s claim for a 2% NSR royalty on Phase 1 of the Asanko Gold Mine Project. The settlement involved cash, one million Asanko shares (note 10(b)) and the transfer to Goknet of two exploration projects, Kubi and Diaso (note 6(b)). Included in the agreement, the Company retained a right to match any future offer made to Goknet with respect to a disposal of the Diaso Project concessions.

Godbri Datano Claim

On September 14, 2012, Godbri Mining Limited (“Godbri”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, that the sale of the Datano concession to Adansi Ghana is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited (“Midras”) and states that it did not consent to the acquisition of the Datano concession by Adansi Ghana. Adansi Ghana filed a defence on November 12, 2012. Godbri subsequently amended its claim on January 29, 2013 and in March 2013, both the Company and Adansi Ghana filed further defences. The matter is currently awaiting trial. The Datano concession was acquired in August 2013 from Midras. The Company considers the claim made by Godbri to be spurious and without any merit. Godbri is a private Ghanaian company.

Matisse and Madison Claim

On October 22, 2013, Matisse & Madison Co. Ltd. (“M&M”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking compensatory damages of $20 million plus interest for breach of a verbal contract related to the purchase of the Datano Concessions from Midras. The Company maintains that this is a frivolous lawsuit lacking in merit and will vigorously defend itself.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2015 and 2014

Expressed in United States Dollars

16.

Supplemental cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Change in asset retirement provision included in mineral interest	$ 1,677,389	$ 13,810	$ 4,863,159	$ 481,635
Change in accounts payable related to mineral interests and development costs	-	1,036,773	-	4,157,133
Change in accounts payable related to property, plant and equipment	5,673,071	(2,501,910)	17,787,048	335,831
Borrowing costs included in property, plant and equipment	3,364,538	300,168	7,334,952	300,168
Fair value of mineral interests assigned on acquisition of PMI	-	-	-	115,285,828
Reclassification of equity reserves on exercise of share-based options	(134,134)	(384,116)	(134,134)	(401,004)
Shares included in dispute settlement costs	-	2,375,880	-	2,375,880
Share-based compensation included in mineral interests and development cost	212,466	278,673	1,075,294	1,925,824

17.

Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

Geographic allocation of non-current assets

September 30, 2015	Canada	Ghana	Total

Property, plant and equipment	$ 65,181	$ 226,931,605	$ 226,996,786
Reclamation deposit	-	1,695,664	1,695,664
Deferred debt financing costs	-	300,000	300,000
Mineral interest and development assets	-	212,026,244	212,026,244
	$ 65,181	$ 440,953,513	$ 441,018,694

December 31, 2014	Canada	Ghana	Total

Property, plant and equipment	$ 60,120	$ 65,802,496	$ 65,862,616
Deferred debt financing costs	-	2,936,146	2,936,146
Mineral interest and development assets	-	183,244,562	183,244,562
Investment in associate	1,000	-	1,000
	$ 61,120	$ 251,983,204	$ 252,044,324

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2015 and 2014

Expressed in United States Dollars

17.

Segmented information (continued)

Geographic allocation of loss (income)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Canada	$ 3,446,131	$ 4,799,167	$ 8,958,522	$ 13,153,082
Ghana	(140,140)	4,530,348	(438,286)	6,578,325
Total	$ 3,305,991	$ 9,329,515	$ 8,520,235	$ 19,731,407

18.

 Financial instruments

As at September 30, 2015 the Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bond, accounts payable and accrued liabilities, current portion of long term debt, long term debt and an embedded derivative in relation to an interest rate floor, and foreign currency forward contracts.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The risk exposure arising from these financial instruments is summarized as follows:

(a)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada and Ghana. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits. As at September 30, 2015, the Company had interest receivable of $nil (December 31, 2014 - $0.07 million).

 (b)

Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at September 30, 2015 the Company had a cash and cash equivalents balance of $159.3 million (December 31, 2014 – $228.7 million) to settle current accounts payable and accrued liabilities of $33.6 million (December 31, 2014 - $15.3 million) that are considered short term and expected to be settled within 30 days. The Company’s first payment of $8.6 million of interest, withholding tax and principal on the long term debt is due on July 1, 2016.  The Company also has a $20.0 million cost overrun facility available.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2015 and 2014

Expressed in United States Dollars

18.

 Financial instruments (continued)

(c)

Market risk

(i)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s loan agreement with Red Kite (note 8) provides for interest at LIBOR plus 6% with a minimum LIBOR of 1%.

The Company’s sensitivity to a 1% decrease or increase in market rates of interest would have an immaterial effect on the Company’s interest expense/income for the nine months ended September 30, 2015.

 (ii)

Foreign currency risk

The Company is exposed to foreign currency risk through its foreign currency monetary assets and liabilities. A significant change in the currency exchange rate between the US dollar and Canadian dollar (CAD) and South African rand (ZAR) could have an effect on the Company’s results of operations, financial position and cash flows.  During the nine months ended September 30, 2015, the Company had entered into a series of forward contracts to purchase a total of ZAR 346.6 million in exchange for Canadian and US dollars at specified exchange rates.

During the three months ended September 30, 2015, the Company settled several currency forward contracts and realized a foreign exchange loss of $0.01 million. During the nine months ended September 30, 2015, the Company realized a foreign exchange gain of $0.3 million on settlement of currency forward contracts.

As at September 30, 2015, the Company had a CAD cash balance of $7.2 million (December 31, 2014 – $30.8 million) and ZAR balance of $7.5 million (December 31, 2014 - $0.4 million) expressed in US dollar equivalent.

 (iii)

Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at September 30, 2015 and December 31, 2014, the Company had no financial instruments exposed to other price risk.

(d)

Fair values

(i)

Foreign currency forward contracts derivative

During the nine months ended September 30, 2015, the Company entered into a series of forward contracts to purchase ZAR in exchange for Canadian  and US dollars at specified exchange rates. These forward contracts had or have settlement terms that range from one month to eleven months.

At September 30, 2015, the company had outstanding foreign currency forward contracts to buy ZAR 24.7 million in exchange for C$ 2.3 million with settlement dates between one and five months.

The fair values of outstanding foreign currency forward contracts are determined using the forward rates at the measurement date, with the resulting value discounted to present value and are categorized within level 2 of the fair value hierarchy.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2015 and 2014

Expressed in United States Dollars

18.

 Financial instruments (continued)

(d)

Fair values (continued)

(ii)

Embedded derivative

The embedded derivative liability associated with the interest rate floor of the long term loan is categorized within level 2 of the fair value hierarchy. The fair value of the embedded derivative was estimated using the three-month LIBOR forward rates to 2020 ranging from 0.33% to 2.12%  using an option pricing model.

(iii)

Other

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments. The fair value of the current and non-current portions of the long term debt approximates its carrying value due to the floating rate nature of the debt instrument.

(e)

Items of income, expense, gains or losses arising from financial instruments

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Interest income from loans and receivable	$ 251,764	$ 286,609	$ 709,754	$ 1,018,942

Realized foreign exchange gain (loss) from currency forward contracts	(10,419)	-	265,818	-

Realized and unrealized net foreign exchange gain (loss) from other financial instruments	(1,074,061)	(578,244)	(2,024,077)	1,584,845